Filed Pursuant to Rule 433
Registration No. 333-181728
August 14, 2012

FINAL TERM SHEET

Cenovus Energy Inc.
3.000% Notes due 2022

Issuer:	Cenovus Energy Inc.

Principal Amount:	US$500,000,000

Trade Date:	August 14, 2012

Settlement Date:	August 17, 2012

Maturity Date:	August 15, 2022

Interest Payment Dates:	Semi-annually on February 15 and August 15, beginning February 15, 2013

Pricing Benchmark:	UST 1.625% due August 15, 2022

Benchmark Yield	1.727%

Spread:	+137.5 bps

Yield to Maturity:	3.102%

Coupon:	3.000%

Public Offering Price:	99.129%

Optional Redemption:	Make whole call UST +20 bps

At Par Optional Redemption:	On or after May 15, 2022 (the date three months prior to the Maturity Date)

CUSIP:	15135U AG4

ISIN:	US15135UAG40

Ratings:

“BBB+” by Standard & Poor’s Ratings Services (“S&P”), with Stable outlook on the Corporation

“Baa2” by Moody’s Investors Service, Inc. (“Moody’s”), with Stable outlook

“A(low)” by DBRS Limited (“DBRS”), with Stable outlook

Joint Book-Running Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. RBS Securities Inc. Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:	BMO Capital Markets Corp. BNP Paribas Securities Corp. CIBC World Markets Corp. J.P. Morgan Securities LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC UBS Securities LLC

Co-Managers:	DNB Markets, Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. Morgan Stanley & Co. LLC SMBC Nikko Capital Markets Limited

Concurrent Offering:	The Issuer is also offering US$750,000,000 of its 4.450% Notes due 2042

Credit Ratings

The notes have been assigned a rating of “BBB+” by S&P, a rating of “Baa2” by Moody’s and a rating of “A(low)” by DBRS.  S&P assigns an outlook to the issuer of securities and not to individual debt instruments.  S&P has assigned a Stable outlook to Cenovus.  The rating of our senior unsecured long-term debt by Moody’s has a Stable outlook and by DBRS the outlook is Stable.

Credit ratings are intended to provide an independent measure of credit quality of an issue of securities.  The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the notes nor do ratings comment on market price or suitability for a particular investor.  Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant, and if any such rating is so revised or withdrawn, the Issuer is under no obligation to update this communication.

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated.  A rating of BBB+ by S&P is within the fourth highest of ten categories and indicates that the obligation exhibits adequate protection parameters.  However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the obligation.  The addition of a plus (+) or minus (–) designation after a rating indicates the relative standing within a particular rating category.

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated.  A rating of Baa2 by Moody’s is within the fourth highest of nine categories and is assigned to debt securities which are considered medium-grade obligations (i.e., they are subject to moderate credit risk).  Such debt securities may possess certain speculative characteristics.  The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category.  The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

DBRS’ long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated.  A rating of A(low) by DBRS is within the third highest of ten categories and is assigned to debt securities considered to be of good credit quality.  The capacity for payment of financial obligations is substantial, but of lesser quality than that of higher rated securities.  Entities in the A category may be vulnerable to future events, but qualifying negative factors are considered manageable.  The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category.

The Issuer made payments to each of the above noted ratings organizations in connection with obtaining the aforementioned ratings and over the past two years has made payments in respect of certain other services provided to the Issuer by each of the above noted ratings organizations.

This communication is intended for the sole use of the person to whom it is provided by us.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Barclays Capital Inc. toll free at 1-888-603-5847
Deutsche Bank Securities Inc. toll free at 1-800-503-4611
RBS Securities Inc. toll free at 1-866-884-2071

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM